                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13G
                                 (RULE 13d-102)




             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13 d-2(b)
                            (AMENDMENT NO __________)





                       MULTIPLE ZONES INTERNATIONAL, INC.
                   -----------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, .001 PAR VALUE PER SHARE
                   -----------------------------------------
                         (Title of Class of Securities)

                                   624906 10 3
                   -----------------------------------------
                                 (CUSIP Number)


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CUSIP NO.                             13G                      Page 2 of 6 Pages
624906 10 3


 1.        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Sadrudin Kabani
--------------------------------------------------------------------------------
 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ ]
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
 3.        SEC USE ONLY


--------------------------------------------------------------------------------
 4.        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen
--------------------------------------------------------------------------------

                                  5.        SOLE VOTING POWER

                                            3,705,600
--------------------------------------------------------------------------------

          NUMBER OF               6.        SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       50,000
           OWNED BY               ----------------------------------------------
             EACH
          REPORTING
            PERSON                7.        SOLE DISPOSITIVE POWER
             WITH
                                            3,705,600
                                  ----------------------------------------------

                                  8.        SHARED DISPOSITIVE POWER

                                            50,000
--------------------------------------------------------------------------------
 9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,755,600
--------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           28.8%
--------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                  SCHEDULE 13G

Item 1(a). Name of Issuer.

        This Schedule 13G relates to Multiple Zones International, Inc., a Washington corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

        The Company's principal executive offices are located at 707 South Grady Way, Renton, Washington 98055.

Item 2(a). Name of Person Filing.

        This Schedule 13G relates to Sadrudin Kabani.

Item 2(b). Address of Principal Business Office.

        The business address of the reporting person is 707 South Grady Way, Renton, Washington 98055.

Item 2(c). Citizenship.

        Sadrudin Kabani is a United States citizen.

Item 2(d). Title of Class of Securities.

        This Schedule 13G relates to the Company's common stock, .001 par value per share (the "Common Stock").

Item 2(e). CUSIP Number.

        The CUSIP Number for the Company's Common Stock is 624906 10 3.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a) [ ]    Broker or dealer registered under Section 15 of the Act,

        (b) [ ]    Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

        (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

        (g) [ ]    Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G),

        (h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

        Not applicable.


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Item 4. Ownership.

        The following describes the ownership of Common Stock by Sadrudin Kabani as of December 31, 1997:

        (a)     Amount beneficially owned: 3,755,600

        (b)     Percent of class: 28.8%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or direct the vote: 3,705,600(1)

                (ii)    Shared power to vote or to direct the vote: 50,000(2)

                (iii)   Sole power to dispose or to direct the disposition of:
                        3,705,600(1)

                (iv)    Shared power to dispose or to direct the disposition of:
                        50,000(2)

        (1) Includes 10,600 shares held of record by Mr. Kabani's wife, Almas Kabani.

        (2) Represents shares held of record by the Sadru & Almas Kabani Foundation. Mr. Kabani and Mrs. Kabani are Co-Trustees.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated:   February 12, 1997


                                       -----------------------------------------
                                       SADRUDIN KABANI


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                                  EXHIBIT INDEX


(1) Statement required by reporting persons pursuant to Rule 13d-1(f)(1) Not Applicable


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